# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BNB PLUS CORP., CIK 0000744452
CUSIP: 03815U607
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 25 HEALTH SCIENCES DRIVE, STONY BROOK, New York (NY), 11790
Date of event which requires filing of this statement: 06/12/2026
Filed by CIK 0001892613
Persons authorized to receive notices and communications: Richard Shorten, 1209 Orange Street, Wilmington, Delaware (DE), 19801, 203 208 8631; Edward McNamara, 1209 Orange Street, Wilmington, Delaware (DE), 19801, 9177553613

## Reporting persons
- Comstock MultiChain Fund, L.P. (CIK 0001892613): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,178,402; sole dispositive power 0; shared dispositive power 1,178,402; aggregate amount beneficially owned 1,178,402 (9.9% of the class)
  Comment: 1,178,402 shares of Common Stock underlying the shares of the issuer's Series B1 Preferred Stock and Series B2 Preferred Stock (collectively, the Preferred Stock) owned by the Reporting Persons, which represents less than the entirety of the shares of Common Stock underlying the Preferred Stock. Each series of the Preferred Stock is convertible to Common Stock on a one-share-for-one-share basis. The Preferred Stock is convertible at any time by the holder thereof.
- Comstock Multichain GP LLC (CIK 0002114421): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 0; shared voting power 1,178,402; sole dispositive power 0; shared dispositive power 1,178,402; aggregate amount beneficially owned 1,178,402 (9.9% of the class)
- Silvermine Capital Advisors, LLC (CIK 0002114405): type of reporting person: investment adviser (IA); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 0; shared voting power 1,178,402; sole dispositive power 0; shared dispositive power 1,178,402; aggregate amount beneficially owned 1,178,402 (9.9% of the class)
- Shorten Richard Lee Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,178,402; sole dispositive power 0; shared dispositive power 1,178,402; aggregate amount beneficially owned 1,178,402 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BNB PLUS CORP.
Address of issuer's principal executive offices: 25 HEALTH SCIENCES DRIVE, STONY BROOK, New York (NY), 11790

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

Comstock has (i) exercised for cash a certain percentage of its common stock purchase warrants obtained as part of the private placements that BNB Plus Corp. (the "Issuer") closed on October 3, 2025 and October 23, 2025 (collectively the "2025 PIPE"); and (ii) exchanged pre-funded warrants, held by Comstock from the 2025 PIPE, in each case to receive convertible preferred stock and other securities, as described in greater detail in Item 5.

The source of funds for the cash portion of the consideration is Comstock's available investment capital. No borrowed funds were used to finance the acquisition of the new securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

Comstock has acquired the new securities for the purpose of investment and to restructure a portion of its existing holdings of the Issuer's securities into the convertible Preferred Stock on the terms agreed with the Issuer. In addition, an affiliate of the Reporting Persons has been retained by the Issuer's board of directors to conduct a strategic review of the Issuer's businesses, including its biotech business and its digital asset treasury business, with a view to consummating a restructuring or one or more strategic transactions to realize shareholder value. Such strategic review may involve recommendations of combinations, partnerships, investments or other similar transactions, including transactions that may involve such affiliate as a principal party.

The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (x) review or reconsider their position or change its purpose or formulate plans or proposals with respect thereto and (y) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

5(a)

1,178,402, which consists of shares of Common Stock underlying the Preferred Stock. The Preferred Stock and the Warrants (as defined below) each contain a beneficial ownership limitation so that in no event shall the holder's beneficial ownership exceed 9.99% (the "Blocker"). Accordingly, the number of shares beneficially owned by Comstock does not include 13,024 shares of Common Stock underlying the Preferred Stock and 2,462,052 of Common Stock underlying the Warrants because the Blocker limits Comstock from exercising for any additional shares of Common Stock.

Comstock is the record holder of Series E Warrants that are exercisable for 1,310,242 shares of Common Stock (the "Common Stock Warrants").

Comstock also owns 641,426 shares of Series B-1 Preferred Stock. In addition, Comstock owns 550,000 shares of Series B-2 Preferred Stock and 1,151,810 Series B-2 Prefunded Preferred Stock Purchase Warrant shares (the "Prefunded Warrants" and, together with the Common Stock Warrants, the "Warrants"). Each share of the Preferred Stock is convertible to Common Stock on a one-share-for-one-share basis; and each Pre-Funded Warrant is exercisable into Preferred Stock on a one-to-one basis. The Preferred Stock is convertible, and the Pre-Funded Preferred Stock Warrants are exercisable, at any time by the holder thereof, subject to the Blocker.

Comstock is the record holder of the shares of the Preferred Stock and the Warrants. Silvermine Capital Advisors, LLC, as the investment advisor of Comstock, has investment discretion over the shares of Preferred Stock directly held and the shares of Common Stock and Preferred Stock underlying the Warrants.

Each of Silvermine Capital Advisors, LLC, Comstock GP, and Richard Shorten disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, if any.
Number of shares as to which each person has sole or shared power to vote or dispose:
5(b)

9.99%, based on 11,795,820 shares of Common Stock outstanding, as confirmed by the Issuer.
Transactions in the class effected during the past sixty days:
5(c)

Pursuant to the Warrant Inducement Exchange Agreement entered into with the Company (the "Inducement Agreement"), Comstock (1) exercised 195,784 shares of the Series E Warrants issued to it in the October 2025 PIPE, at an exercise price of $3.82 per share of Common Stock, in consideration for the Issuer issuing to Comstock 641,426 shares of Series B-1 Preferred Stock of the Issuer; and (2) delivered to the Issuer all pre-funded warrants issued to Comstock in the 2025 PIPE in exchange for the Issuer issuing Series B-2 Prefunded Preferred Stock Purchase Warrants to Comstock.
Other persons with the right to receive dividends or sale proceeds:
5(d)

Comstock has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein. Investors in Comstock may participate in such dividends and proceeds indirectly in accordance with their respective partnership interests. Off the Chain Capital LP is a limited partner in Comstock, and its partnership interest therein would relate to more than five percent of the class of securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
5(e)

N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

The Reporting Persons' response to Items 4 and 5 is incorporated by reference into this Item 6.

Comstock holds Preferred Stock and Warrants, including but not limited to Pre-Funded warrants, to purchase shares of Common Stock and Preferred Stock, which are exercisable at any time (including within 60 days), subject to the Blocker. Only a portion of the shares of Common Stock underlying the Preferred Stock are, however, included in the beneficial ownership information reported herein because they contain a beneficial ownership limitation so that in no event shall the holder's beneficial ownership exceed 9.99%, and therefore the number of shares beneficially owned does not include 13,024 shares of Common Stock underlying the Preferred Stock and 2,462,052 shares of Common Stock underlying the Warrants as the Blocker limits Comstock from exercising for any additional shares of Common Stock.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer. Comstock is party to the Inducement Agreement and related documents described herein. An affiliate of a Reporting Person has also entered into an engagement with the Issuer's board of directors to conduct a strategic review of the Issuer's businesses, and such review may involve recommendations of combinations, partnerships, investments or other similar transactions, including transactions that may involve such affiliate as a principal party.

## Signatures
- Comstock MultiChain Fund, L.P.: /s/ Richard L. Shorten, Richard L. Shorten/Authorized Signatory (06/17/2026)
- Comstock Multichain GP LLC: /s/ Richard Shorten, Richard Shorten/Authorized Signatory (06/17/2026)
- Silvermine Capital Advisors, LLC: /s/ Richard L. Shorten, Richard L. Shorten/Managing Member (06/17/2026)
- Shorten Richard Lee Jr.: /s/ Richard Lee Shorten Jr., Richard L Shorten Jr./Individual (06/17/2026)